Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

February 16, 2005

Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
First Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: February 16, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated February 1, 2006. On behalf of the Company, on February 16, 2006, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1	We revised our document to more accurately reflect the intent of Regulation S-B.
2	We revised our document to more accurately reflect the current status of the company, its offerings, and the prior real estate holding and transfer.
3	We revised our document to reflect that we currently have only two (2) employees but plan to add employees as we implement our business plan.
Prospectus Cover Page
4	Amended as suggested.
5	This cross reference has been moved.
6	We modified this information to be consistent.
7	The legend has been moved to the back cover page.
Table of Contents
8	Page numbers have been added per your request.
Prospectus Summary, page 1
9	The address and telephone number have been added.
Risk Factors, pages 2-4
10	This risk factor modified per your comment.
11	Risk factors reviewed and modified per your comment.
12	Risk factor number (11) added to address risks associated with the penny stock rules.
“Our Failure to Raise Additional Capital Will Significantly Limit Our Ability to Conduct Property Acquisitions.” Page 2
13	Burn rate added.
14	Added discussion regarding President’s financial support.
15	Added discussion regarding no debt financing and risk of no tenants and building repairs.
“We Have Generated Minimal Profits Since Inception and We May Never Generate Substantial Revenues or Be Profitable in the Future.” Page 2
16	The requested income/losses have been added for the last two full years.
17	Added disclosure regarding related party involvement.
“We Are Dependent on Key Personnel with No Assurance That They Will Remain with Us: Losing Key Personnel Could Mean Losing Key Business Relationships Necessary to Our Success.” Page-2
18	Modified risk factor to correctly reflect our key employees.
19	Costs of hiring additional employees added.
20	Added discussion regarding key person insurance.
“Our Competitors Have Greater Financial Resources than We Do and If We Are Unable to Compete Effectively with Our Competitors, We Will Not Be Able to Increase Revenues or Generate Profits.” Page 2
21	Added discussion addressing the competitors, the geographic area, and the target market.

“There Are Critical Relationships Within the Commercial Property Acquisitions Industry That must Be Developed, and Any Interruption in These Relationships Could Have a Significant Effect on Our Ability to Compete Effectively.” Pages 2-3

22

Due Mr. Godels years as a C.P.A. in St. Petersburg, Florida, it would not be possible to list all of his contacts. His key contacts must not be disclosed to protect their confidentiality and their disclosure could be detrimental to his practice. We have however, expanded this risk factor to include a more accurate description.

23	Added additional discussion as requested.
24	Clarified the critical need for contacts in the finance and accounting industries.
Use of Proceeds, pages 4-6
25	Added a footnote to the Capital Allocation table listing what is included in “Offering Expenses.”
Dilution, pages 6-7
26	Revised the table to accurately reflect the sale at $0.50 per share.
Market for Common Equity and Related Stockholder Matters, pages 7-8
27	Rule 144 discussion revised.
28	Revised document as requested.
Selling Security Holders, pages 9-10
29	This table has been modified according to your comment.
30	This disclosure has been modified according to your comment.
Plan of Distribution, pages 11-13
31

No changes made. The Securities Act of 1933 defines an underwriter as “any person who has purchased from an issuer with a view to, or who offers or sells for an issuer in connection with, the distribution of any security. . . .” As Mr. Godels has not purchased any security with a view to either offer or sell, we believe he does not fall within the definition of an “underwriter” and therefore have not disclosed him as such, nor as a broker or dealer.

32

No changes made. Mr. Godels does not fall within the definition of a broker or dealer. The 1934 Securities and Exchange Act Rule 3a4-1 provides that if an associated person of an issuer meets a set of conditions he is not deemed to be a broker:

Mr. Godels is an associated person of Avalon Development but he is not a broker because:

(1)  He is not subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Act; and

(2)  He will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(3)  He will not be, at the time of his participation, an associated person of a broker or dealer; and

(4)  He meets all of the conditions of Rule 3a4-1(a)(4)(ii):

       (A)   He will primarily perform duties as President of the company;

        (B)   He was not a broker or dealer or an associated person of a broker or dealer within the preceding 12 months; and

       (C)   He does not participate in selling an offering of securities for any issuer more than once every 12 months.

33	Removed the uncertainty – changed “may be deemed” to “are deemed”
34	There was an error in the calculation for all shareholders. This has been corrected.
Plan of Distribution, page 11
35

Added very specific disclosure regarding shares being sold by selling security holders: “Each selling security holder has been advised that they must notify any potential purchaser of their shares that the shares are not part of the primary offering by the company and that their sale would provide no proceeds to the company.”

Additionally we have provided specific disclosure that the secondary offering is not to be sold until the primary offering is complete.

Description of Business, pages 13-15
Business Development, page 13
36	We have expanded this disclosure according to your comment.
Our Business, pages 13-15
37	Revised disclosure according to your comment.
38	Revised disclosure according to your comment.
39	Revised disclosure according to your comment.
40	Revised disclosure according to your comment.
41	Revised disclosure according to your comment.
42	Add disclosure as requested.
43	Revised disclosure according to your comment.
44	Revised disclosure according to your comment.
Certain Relationships and Related Transactions, page 16
45	The specific wording you address in this comment has been deleted.
46	Revised disclosure according to your comment.
Management's Discussion and Analysis of Financial Condition and Plan of Operations, pages 16-24
47	We revised our MD&A accordingly.
48	We revised our MD&A accordingly
49	Our original disclosure certainly was unclear and we apologize. We modified this information for clarity and accuracy.
50	We revised our descriptive disclosure accordingly.
Executive Compensation, page 27
51	This table has been modified to correctly reflect the 2005 compensation for Ms. Yovino.
Financial Statements – November 30, 2005
Statement of Income, page F-4
52	Title changed to “Statement of Operations.”
Notes to the Financial Statements, November 30, 2005 (Unaudited), page F-7
Note D-Related Party Transactions, page F-8
53	Note was updated according to your comment.
Financial Statements – December 31, 2004
Notes to Financial Statements, December 31, 2004, page F-14
54	See revised notes to Financial Statements.
Note C-Shareholder Loans, page F-14
55	See revised Note C.
Exhibit 5
56	Exhibit 5 revised per your comment.
Exhibit 23
57	The company and its auditor have provided audited financials for the year ending December 31, 2005. Thus, a review report for the year ending December 31, 2005 is provided.
Signatures
58	The appropriate signatures have been added to our filing.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (6)
1. Avalon Development Enterprises, Inc. SB-2/A-1
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-1 Red-lined
3. Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.1: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.
5. Exhibit 99.4 Contract for Sale and Purchase
6. Exhibit 99.5 Warranty Deed